Exhibit 99.5
Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Standard and Poor’s lifts Rio Tinto credit rating to A-
18 April 2011
International credit rating agency Standard & Poor’s announced today that it has raised its long-term corporate credit rating on Rio Tinto to A- from BBB+. At the same time, it affirmed the A-2 short-term corporate credit rating. The outlook is now stable.
Prior to this upgrade, Rio Tinto’s credit rating was assessed by S&P as BBB+ for long-term debt and A-2 for short-term debt, with a positive outlook.
Rio Tinto’s chief financial officer, Guy Elliott said “Standard & Poor’s decision to upgrade Rio Tinto’s credit rating acknowledges the financial strength of the Group. Rio Tinto has now regained single A status from all major international credit rating agencies, thus achieving a key corporate target.
“We will retain a prudent balance sheet, which will allow us to continue to invest, as appropriate, in our first class growth projects and in other opportunities as they arise.”
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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Website: www.riotinto.com
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High resolution photographs and media pack available at: www.riotinto.com/media